SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

EXELA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30162V 102

(CUSIP Number)

July 12, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V 102	13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Jeffry N. Quinn

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 551,133 Shares

	6	Shared Voting Power 0 Shares

	7	Sole Dispositive Power 551,133 Shares

	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 551,133 Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.4%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 30162V 102	13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Quinpario Partners 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 0 Shares

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 551,133 Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.4%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 30162V 102	13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Quinpario Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 0 Shares

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 551,133 Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.4%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 30162V 102	13G

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2016 (the “Schedule 13G”), with respect to securities of the predecessor of the Issuer, Quinpario Acquisition Corp 2.  In connection with a business combination involving Quinpario Acquisition Corp 2., SourceHOV Holdings, Inc. and Novitex Holdings, Inc., which closed on July 12, 2017, the Issuer changed its name to Exela Technologies, Inc.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 1(a).	Name of Issuer:
Exela Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2701 E. Grauwyler Rd. Irving, TC 75061

Item 2(e).	CUSIP Number:
30162V 102

Item 4.	Ownership

The percentages used herein are calculated based upon 146,910,648 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) outstanding as stated in Amendment No. 2 to the Issuer’s Registration Statement on Form S-3, filed July 21, 2017.

(a) Amount beneficially owned:

Neither Quinpario Partners 2, LLC nor Quinpario Partners LLC are the beneficial owners of any shares of Common Stock. Mr. Quinn is the beneficial owner of 551,133 shares of Common Stock.

(b) Percent of class:
0.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
551,133 shares of common stock

(ii) Shared power to vote or to direct the vote:
0 shares of common stock

(iii) Sole power to dispose or to direct the disposition of:
551,133 shares of common stock

(iv) Shared power to dispose or to direct the disposition of:
0 shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 30162V 102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2017

/s/ Jeffry N. Quinn
Jeffry N. Quinn

QUINPARIO PARTNERS 2, LLC

/s/ Jeffry N. Quinn
Name:	Jeffry N. Quinn
Title:	Chairman, Chief Executive Officer and Managing Member of Quinpario Partners LLC, the sole General Partner of Quinpario Partners 2 Prime LP, the Manager of Quinpario Partners 2, LLC

QUINPARIO PARTNERS LLC

/s/ Jeffry N. Quinn
Name:	Jeffry N. Quinn
Title:	Chairman, Chief Executive Officer and Managing Member